Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

November 5, 2021

To,

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/ Madam,

Sub: Transcript of the Earnings call conducted on October 29, 2021

Pursuant to Regulation 30 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Earnings call for the quarter ended September 30, 2021, conducted on October 29, 2021. The same has also been uploaded on our website.

The weblink to access it:

https://www.drreddys.com/investors/presentations/earnings-call/?year=FY22

This is for your information and record.

Yours faithfully,

For Dr. Reddy's Laboratories Limited

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Dr. Reddy's Laboratories Limited

Q2 FY22 Earnings Conference Call

October 29, 2021

Dr. Reddy's Laboratories Limited

October 29, 2021

Moderator:	Ladies and gentlemen, good day, and welcome to Q2 FY22 Earnings Conference Call of Dr. Reddy's Laboratories Limited. As a reminder, all participant lines will be in the listen only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing * then 0 on your touchtone phone. Please note that this conference is being recorded.

I now hand the conference over to Mr. Amit Agarwal. Thank you and over to you, sir.

Amit Agarwal:	Thank you. A very good morning and good evening to all of you and thank you for joining us today for the Dr. Reddy's Earnings Conference Call for the quarter ended September, 30th 2021. Earlier during the day, we have released our results and the same are also posted on our website. This call is being recorded and the playback and transcript shall be made available on our website soon. All the discussions and analysis of this call will be based on the IFRS consolidated financial statements.

To discuss the business performance and outlook, we have the leadership team of Dr. Reddy's comprising Mr. Erez Israeli - our CEO, Mr. Parag Agarwal - our CFO and the Investor Relations team. Please note that today's call is a copyrighted material of Dr. Reddy's and cannot be rebroadcasted or attributed in press or media outlet without the company's expressed written consent.

Before I proceed with the call, I would like to remind everyone that the Safe Harbor contained in today's press release also pertains to this conference call. Now, I hand over the call to Mr. Parag Agarwal. Over to you, sir.

Parag Agarwal:	Thank you Amit and greetings to everyone. I hope you and your families are keeping safe and well. I am pleased to take you through our results for the quarter 2 of fiscal 2022. We had yet another quarter of strong, double digit growth in terms of revenue, EBITDA and profit which were also our highest ever in a quarter.

Let me take you through the key financial highlights for the quarter in a bit more detail. For this section, all the amounts are translated into US dollar at a convenience translation rate of Rs. 74.16 which is the rate as of September 30th 2021.

Consolidated revenue for the quarter stood at Rs. 5,763 crores that is US $777 million and grew by 18% on year-on-year basis and by 17% on a sequential quarter basis. The growth was driven by both base business and recent launches supported by contributions from COVID products and out-licensing income in our proprietary products business. This was partly offset with continued price erosion mainly in the US and Europe markets.

Consolidated gross profit margin for this quarter has been 53.4%, a reduction of 50 basis points year-on-year and an increase of 120 basis points quarter-on-quarter. While the gross margin in current quarter was impacted due to price erosion, product mix and increase in input material cost, primarily on KSM, solvent and other fuel, it was supported by out-licensing income and leverage benefit for manufacturing overhead. Gross margins from the global generics and PSAI businesses were at 56.9% and 25.9% respectively for the quarter.

Dr. Reddy's Laboratories Limited

October 29, 2021

The SG&A spend for the quarter is Rs. 1,595 crores that is US $215 million, an increase of 22% year-on-year and 6% quarter-on-quarter. The increase was to support sales growth and on account of continued investment in sales and marketing activities for brands in India and emerging market and digital capability building. As a percentage of sales, our SG&A has been at 27.7%, which is lower by 290 basis points over sequential quarter.

The R&D spends for the quarter is Rs. 446 crores that is US $60 million and is at 7.7% of sales. R&D spends increased by 2% year-on-year and declined by 2% quarter-on-quarter. The R&D spend increase for biosimilar has been offset by a reduction in the proprietary products business.

The EBITDA for the quarter is Rs. 1,557 crores that is US $210 million and the EBITDA margin is 27%. The EBITDA margin for the H1 FY22 is at 24.1%.

Consequently, our profit before tax stood at Rs. 1,268 crores that is US $171 million, which is a growth of 47% year-on-year and 71% quarter-on-quarter. Effective tax rate for the quarter has been at 21.8%. We expect a normal ETR to be in the range of 25% to 26%. Profit after tax for the quarter stood at Rs. 992 crores that is US $134 million. Reported EPS for the quarter is Rs. 59.65.

Operating working capital increased by Rs. 950 crores which is US $128 million against that on June 30th 2021. The increase was primarily driven by an increase in receivables of Rs. 752 crores due to increase in sales and planned discontinuance of receivable discounting program in the US.

Our capital investment in the quarter stood at Rs. 358 crores which is US $48 million. The free cash flow generated during this quarter was a net inflow of Rs. 83 crores which is US $11 million. Consequently, we now have a net debt of Rs. 268 crores that is US $36 million as on September, 30th 2021.

Foreign currency cash flow hedges in the form of derivatives for the US dollar are approximately US $450 million, largely hedged around the range of Rs. 75 to Rs. 78.4 to the dollar, RUB6750 million at the rate of Rs. 0.9919 to the ruble, Australian $5 million at the rate of Rs. 58.40 to Australian dollar and South African rand 74 million at the rate of Rs. 4.97 to South African rand maturing in the next 12 months.

With this, I now request Erez to take through the key business highlights. Over to you, Erez.

Erez Israeli:	Thank you Parag. Good morning and good evening to everyone. I hope you are all safe and healthy.

I am happy to note that we had a solid performance in this quarter on the back of all round performance and contribution from all of our key businesses. This was on the back of consistent base business delivery, ramp up in key new products, coupled with contribution from the COVID portfolio in certain markets and out-licensing transaction announced during the quarter. It is encouraging that we are on track to deliver on our strategy while also delivering healthy EBITDA and ROCE. We feel very optimistic about the future prospect of the overall business and there are enough levers for us to continue this growth momentum in the coming quarters as well.

Dr. Reddy's Laboratories Limited

October 29, 2021

Today, the US FDA audited for formulation manufacturing facilities FTO7 and FTO9 was completed. We have been issued a form 483 with 8 observations. I believe that these observations are addressable and we will do so in their stipulated timeline.

Let me take you through the key business highlights for the quarter. The reference to these numbers and these sections are in respective local currencies.

Our North America generic business recorded sales of $255 million for the quarter with a decent year-over-year growth of 3% and the sequential quarter growth of 8%. The growth was led by market share improvement in our key base products and scale up of the launches from the previous quarters. The overall normalizations of demand levels also contributed decent volumes across various categories of products impacted by COVID last year. During this quarter, we launched one product in United States and 3 products in Canada. The launch momentum should improve during H2 with multiple goal dates lined up for ANDAs under reviews.

Our Europe business recorded sales of 47 million euros with year-over-year growth of 10% and sequential quarter growth of 5% driven largely by new product launches. During the quarter, we launched two products each in Germany and Italy, three products in the UK and one product in Spain. We believe that Europe will continue to be growth driver for us in the next few years with two pronged strategy of portfolio and market expansion.

Our emerging market business recorded sales of Rs. 1,498 crores with strong year-on-year growth of 50% and a sequential quarter growth of 42%, partially supported with sales of COVID drugs. Within the emerging market, the Russia business grew by 46% on a year-over-year basis and by 62% on the quarter-to-quarter basis in constant currency. The growth was primarily led by (a) higher volumes due to seasonal demand, (b) revival in market growth after a negative impact due to COVID in quarter 1, and (c) launch of biosimilar Bevacizumab. During the quarter, we launched 24 new products across emerging markets.

Our India business reported sales of Rs. 1,140 crores with strong year-over-year growth of 25% and sequential growth of 8%. This strong growth was supported by both COVID portfolio as well as sustained performance of the base business. During the quarter, we launched two new products in India. As per the IQVIA report of September 2021, we have grown by 21.2% on a MQT basis, much faster than the market growth of 15.4%.

Our PSAI business recorded sales of $113 million with a year-over-year decline of 1%, but the sequential quarter growth of 11%, partially supported by contribution from COVID drugs. While there may be fluctuation in quarter-on-quarter sales, we believe that there are opportunities to grow this business.

Dr. Reddy's Laboratories Limited

October 29, 2021

During the quarter, we filed 24 drugs master files globally including 2 filings made in the US. We had also filed 24 formulation products across global market and two ANDAs in the United States. As of September 30th, 2021, we have 93 cumulative filings pending for approval with the US FDA, which includes 90 ANDAs and 3 505(b)(2)NDAs.

In line with our strategy of commercializing the proprietary products through out-licensing model, we have successfully out-licensed two of our products E7777 and DFN-15 during this quarter.

We have further strengthened our strategy with the focus of ensuring short-term growth and at the same time, build strong foundations for a long-term growth. Our core business in North America, Europe, India, Russia, China and other emerging market comprising of the unbranded and branded generics and global API business will continue to drive growth. This growth would be led by an expansion of portfolio across market, improvement in market shares and driving operational excellence with a focus on productivity.

Over the last few quarters, we have built strong pipeline of COVID portfolio drugs and this can be a meaningful additional growth opportunity for us in the short to medium term. As of now, we have commercialized Sputnik vaccine, Avigan that is Favipiravir, Remdesivir and 2DG and going to conduct the clinical trials for Molnupiravir and various other drugs. While this portfolio has made decent contribution in the last few quarters, we believe that there are multiple opportunities even for the future. Specific to Sputnik, we are exploring several growth opportunities which include (a) Sputnik Light as a vaccine or as a booster dose, (b) Sputnik Light for adolescent, and (c) export opportunities.

We are also investing in various innovation business, which will provide growth in the long-term. This includes building a global pipeline of biosimilar, developments of NCE for immuno-oncology, building up of a nutraceutical portfolio, vaccines, CDMO and digital healthcare platforms.

With the addition of these new spaces, we will have significant growth opportunity for us. While majority of our growth will be organically driven, we will supplement it with relevant inorganic opportunities. We will continue to grow our profits, despite investment in the new business. The key two enablers which will drive the success would be our people and the digitalization initiatives being undertaken by us.

As we are committed to our patients to bring innovative medicines at affordable cost, we are also committed to our investors for driving healthy and profitable growth on a sustainable basis.

With this, I would like to open the floor for questions and answers.

Dr. Reddy's Laboratories Limited

October 29, 2021

Moderator:	Thank you very much. We will now begin the question and answer session. The first question is from the line of Kunal Dhamesha from Emkay Global. Please go ahead.

Kunal Dhamesha:	So the first question is, what would be the COVID related sales in this quarter for us, including the domestic market as well as the exports?

Parag Agarwal:	The COVID sales, we have recorded some sales in India in Sputnik and we have also sold in a few emerging market, so the overall contribution, we have had a good contribution from COVID sales during the quarter, for example, in India the reported growth year-on-year is 25%, but if we were to exclude Sputnik vaccines sale, the base business would have still grown in mid teen. So overall, I would say that there has been a good contribution from COVID portfolio during the quarter.

Kunal Dhamesha:	And the COVID vaccine sales, would you say it has been margin accretive for us?

Erez Israeli:	The Sputnik did not contribute to the profit but also did not create loss for us, we are about breakeven between the investment and what we gain. During the quarter, we could sold much more if we had supplied, but we had in June, July, a shortage of supply, we fixed that and now we are self-sufficient out of India for the future on the opportunities as I mentioned, meaning adolescents, kids, export, Sputnik Light both for vaccine and boosters.

Kunal Dhamesha:	So have we able to crack any contract for the export with the RDIF?

Erez Israeli:	We do have contracts for these.

Moderator:	Thank you. The next question is from the line of Surya Patra from Phillip Capital. Please go ahead.

Surya Patra:	Sir, I just wanted to have sense what contribution that we would have seen from generic Revlimid that we have launched in Canada this quarter?

Erez Israeli:	Yes, so it was a decent launch. Canada is naturally not a big market, so the overall contribution is not much, but it was a decent launch for Canada.

Surya Patra:	And if you can give some clarity sir, is there any clarity now to launch the product, say in Revlimid in the US and what is our preparedness for that?

Erez Israeli:	We got the approval, so we are very happy about it and with that basically the last obstacles to launch, so we are secured both in terms of regulatory as well as legally and we will launch it in accordance to our settlement agreement.

Surya Patra:	Just last one question on the gross margin for the generic business, what we have seen that there is a kind of a steady, declining trend that we are witnessing for the generic business, global generic gross margins, so it has trended down from 61% to now 57% level, so is it because of the pricing pressure what that has been there in the US or generally it is led by multiple factors, but can be recovered going ahead with the new launches coming up and some sense on that gross margin front?

Dr. Reddy's Laboratories Limited

October 29, 2021

Parag Agarwal:	There are multiple factors here, but first I would like to point out 2-3 drivers that put downward pressure, so one I think on the export incentive that was withdrawn has clearly put a downward pressure on the gross margin. Secondly, as you rightly pointed out, there is some pressure that is there because of the North American price erosion, however, we have a number of levers to offset its impact. One is productivity, as we drive higher sales growth and we sweat our asset, we can leverage the cost base and the second is the product mix. Some of our significant high value launches are margin accretive. So overall, I don’t believe that there is a downward trend in gross margin, gross margin fluctuates from one point to another and we are fairly confident of the margin profile of the generic business.

Moderator:	Thank you. The next question is from the line of Damayanti Kerai from HSBC Securities and Capital Market. Please go ahead.

Damayanti Kerai:	My question is again on gross margins, in view of input material cost inflation, how should we look at trends in next few quarters?

Erez Israeli:	So, indeed there is an impact of an increase in the commodity prices and we are offsetting it with productivity activities. This is one and second with a better sourcing. So in general, I believe that you are going to see similar margins, especially gross margin as you see we normally trend somewhere between 51 and 56 in the last few years; now between 51.5 to 54, this will probably continue to be that way. I wanted to emphasize, I normally say in those meetings, some of it is of course product mix, if you get a great opportunity at 49%, we will not necessarily say no. So for me it is more about this is the actual money than the percentage of it, while of course we are very sensitive to the percentage of the profitability as well, but let us say largely that it will be in the same range also in the future.

Damayanti Kerai:	And on Russia's business, you explained some reason which has led to very strong sales during the quarter, so going ahead, how much of this is sustainable and how should we look at growth patterns in Russia and CIS market in next few years?

Erez Israeli:	It is sustainable and we also planning on growing in Russia. So it is sustainable and we do projection of growth. At the same time, it is not necessarily sustainable quarter to quarter and some of the products are seasonal and depends on the cold and flu and stuff like that, they are especially those product. Some of them are seasonal because they are tender products for hospitals and therefore it depends on the timing of the tender, but on the year-to-year basis, we are planning to grow in Russia.

Damayanti Kerai:	Sure and my last question is on US pricing scenario, so what kind of erosion we are facing right now and when do you expect it to normalize for the base portfolio?

Dr. Reddy's Laboratories Limited

October 29, 2021

Erez Israeli:	So we do see, like others relatively higher level of price erosion which we were able to offset with both new products as well as productivity measures. Price erosion will always be there because this is the business model, but it can fluctuate, depends of course on the relevant products and how much competition will be there for our relevant products. So likely that it will be moderated for us in the next few quarters if I can estimate, the type of products which we have in front of us, but it is very much product, so mix dependent. I don't see any change in the United States in terms of policies or any structural change.

Moderator:	Thank you. The next question is from the line of Anubhav Agarwal from Credit Suisse. Please go ahead.

Anubhav Agarwal:	Perhaps some data questions, first, in the ROW market we were doing last year, 300 crores kind of run rate, now we are doing 200 crores in quarter one and 500 crores now, so if the increment are large part of it, so can we assume that 150-200 crores will be the COVID sales there? Can you help over there? What is the COVID percentage over there?

Parag Agarwal:	I don't think I would quote any specific numbers for competitive reasons, but, in this quarter, the growth in rest of the world, rest of the market is about 90%, I would say, even if you exclude the COVID growth, the base business growth is still very strong in markets like South Africa and Latin America. So I would say there is a good contribution from COVID portfolio, but the base business growth also continues to be very strong. I am afraid I can't give you any specific numbers.

Anubhav Agarwal:	Second question is on the SG&A, so quarterly increase that we see which we talked about 6% in this quarter, but also are these some of the discretionary spends that we are doing now, but may not do later on, or is this very much a new base for us that we continue to spend on this base?

Parag Agarwal:	As I think I have been saying for a couple of quarters, there are 2-3 drivers for the SG&A increase that you see compared to same time last year. One is, you have seen normalization of operation and last year, first couple of quarters, SG&A was subdued and now we see normalization, so we are seeing good growth in our market and therefore we are putting money behind our brand in the branded markets like India and Russia. We are also investing behind digitalization both frontend and backend, so that is one part of it. So one is normalization, I would say has largely happened. Second is investment that we will continue to do. The third point I would make is this quarter also has royalty on favipiravir sale, the COVID portfolio sales which is the third reason. So broadly, I would say that SG&A has normalized, as a percentage to sale which is a key measure that we track, we do believe that overall in aggregate, for this year will be lower than last year.

Anubhav Agarwal:	Last question on the Duvvada plant, two parts to this question, one is how many pending ANDAs are from this plant? Secondly, in terms of 8 observations, has more observation on the injectable side or on the oral side of the plant?

Dr. Reddy's Laboratories Limited

October 29, 2021

Erez Israeli:	Can you repeat the second question?

Anubhav Agarwal:	Second question is, out of the eight observations, are more observations on the injectable side of the plant or on the oral side of the plant?

Erez Israeli:	So we have quite a few ANDAs. We are not disclosing specific numbers that will come from this site. I read the observation and these would be in the public domain soon, we believe these are addressable, of course we need to address it within relevant time and we will do so. These are primarily related to products and not to the site itself. Primarily, giving the fact that it was a PAI type of an audit, which has also had the GMP as well. So it is a combination of GMP as well as PAI, naturally most of the energy was about giving approval for specific products.

Moderator:	Thank you. The next question is from the line of Prakash Agarwal from Axis Capital. Please go ahead.

Prakash Agarwal:	My question is on Revlimid, so just wanted to check where we have 2.5 mg and 20 mg, do we have exclusivity and if yes, are we at par with NATCO to launch these two doses.

Erez Israeli:	We believe that we are entitled to exclusivity on those two strengths and we will launch them in accordance to the settlement agreement that we had with the innovators.

Prakash Agarwal:	In respect to timeline would you give, just broad timeline, that would be helpful?

Erez Israeli:	We cannot give timeline, sorry for that. It is part of the agreement that we have.

Prakash Agarwal:	And rough cut it would be in the range of $500 to $700 million.

Erez Israeli:	It will be decent amount of money. We believe that the number will be decent. We cannot specify or guiding any number there as per our policy.

Prakash Agarwal:	And my question is on the sales that we have done ex-COVID, so India, you called out that your India growth is mid-teens, ex of Sputnik, which means about 90 to 100 crores, how would it look if I include the exports also because you have seen a very strong growth across your ROW markets and emerging markets.

Erez Israeli:	Yes, Sputnik in the relevant quarter was not exported. We believe that licenses will be generated during this quarter itself, but in the second quarter, we will not export the Sputnik. So we did not export during Q2. Export license will be given by the government only during this quarter and when we will receive that, we will be able to export the Sputnik, not before that.

Prakash Agarwal:	So the follow-up on ROW is, there is exceptionally high growth and what I heard last was that the growth momentum is strong, but any particular reason you want to call out, is it COVID related products or is there any one-off to that?

Dr. Reddy's Laboratories Limited

October 29, 2021

Erez Israeli:	There was a great contribution, especially from Avigan for favipiravir especially in Asia. This was the part related to COVID, but as Parag said, even without COVID, there is a very robust growth primarily led by the growth in the Russia and China and the rest of the emerging markets in both retail and hospital products, so even without COVID, which contribute in a healthy manner, we have a healthy growth and this will continue also in the future.

Prakash Agarwal:	And the last one on the PSAI, if you could just give some highlight of when do we start seeing growth and margin improvement and on the back that you already having lot of raw material pressure, so what exactly we are doing so that our growth comes back?

Erez Israeli:	The main growth will come in the next, so overall strategically, the main growth will come when the new portfolio of API, which will of course support launches by our customers including our own internal use of the newer API. So if you wish our API business with the biggest products that is primarily driven by a group of products or let us say veteran in the generic business and the new products that will be launched, primarily peptides, will replace pareto products in the next coming years. Specifically, the API is doing well given the fact that on one hand you have increase in commodity and you have intensified competition of some of these key product, but we are doing well in penetrating with the newer product and I believe that, within the next few quarters, we will see sustainable growth. The fluctuation that we see now probably will continue in the next 2 to 3 quarters.

Moderator:	Thank you. The next question is from the line of Nitya Balasubramanian from Bernstein. Please go ahead.

Nitya Balasubramanian:	My first question is on generic Vascepa, what is the current API situation, has it eased out? Can you scale up and take the target market share?

Erez Israeli:	So on Icosapent, we believe that we secured the API that we need for the next few quarters and beyond and we feel very comfortable with our situation right now.

Nitya Balasubramanian:	Your competitor had commented that this is possibly not a high margin product as they would have normally imagined the new launch to be, would that be the case for DRL as well?

Erez Israeli:	We are not going to discuss the profitability of this product. I can say that I am very happy and pleased with the performance of this product.

Nitya Balasubramanian:	My next question is on, if you can give us an update on generic NuvaRing and generic Copaxone, where we you are in terms with review cycle with the FDA and you are on track on an FY23 launch?

Erez Israeli:	We are both on the same stage that we discussed last time, Copaxone, kind of ball is in our court, we still need to address FDA, I don't remember even how many cycles we are by now, the recent cycle. In NuvaRing, we are awaiting for the FDA response we submitted there, I think back in June and this is the status that we have now. About launch prospects right now, I cannot give any timelines for the launch, learning from the past experience. When we see it, I believe that we are going to get it.

Dr. Reddy's Laboratories Limited

October 29, 2021

Nitya Balasubramanian:	Just on NuvaRing, given that NuvaRing and Copaxone, given that it has gone through multiple cycles of queries and then review by the FDA, should we still assume once we have submitted, it is still at 6 to 8 months revenue cycle or does it go longer because it is a multiple cycle now?

Erez Israeli:	With the current practices every time that we submit, we are getting a new goal date and that is what probably will continue. I don't think it will be less than that for every submission.

Moderator:	Thank you. The next question is from the line of Sameer Baisiwala from Morgan Stanley. Please go ahead.

Sameer Baisiwala:	Erez, on your Sputnik, you had contracted for 125 million doses and the expectation was that you would achieve that within say 12 months, given where India is today in vaccination, so do you think, this is a realistic target or do you think, the volumes could be a lot lower?

Erez Israeli:	On the wave of vaccination, it was in India, especially June, July and August we clearly missed it, primarily because we were lacking supply on the second dose and right now the level of vaccination in India is very healthy. At the same time, we believe that it is still a very viable opportunity, given the fact that the Sputnik can be a booster for any vaccine, not just in India, but elsewhere. The qualification of Sputnik Light as a vaccine and as a booster and the trials that we are doing for both kids, meaning 2 to 12 and adolescence, 12 to 18 as well as the ability to export. So it is a newer opportunity or newer positioning. In terms of quantity, it is hard to speculate, potentially it could sell even more than that, but I would not necessarily tell you a number, but it could still be a viable opportunity for us. But naturally, I wish we had more supplies during July, we could make this quarter even better.

Sameer Baisiwala:	For Vascepa very specifically, Erez, I know you have answered that you have secured supply for the next few quarters, but has a new API supplier, approved by FDA or that filing is still pending?

Erez Israeli:	We have got the approvals of the suppliers that we seek for.

Sameer Baisiwala:	And Erez, you have very limited comments on Revlimid 2.5 and 20 milligrams and I would not push you too much, but the question here is that for these two strengths, the contract is same as you have for other strengths or is it a different contract with the innovator?

Erez Israeli:	The two strengths are included in the settlement agreement we reached with the innovator.

Moderator:	Thank you. The next question is from the line of Shyam Srinivasan from Goldman Sachs. Please go ahead.

Shyam Srinivasan:	Just the first one on the Molnupiravir clinical trials that you have been doing in India, what is the update, I thought end of September is when trials conclude, but I could be wrong?

Dr. Reddy's Laboratories Limited

October 29, 2021

Erez Israeli:	We are expecting results within the next few weeks and of course, we are expecting the approval of the product by the US FDA and if both will happen, then it is an opportunity especially for countries with lower level of vaccination.

Shyam Srinivasan:	So this could be and given that Molnupiravir seems to be the preferred candidate at this point of time, do you foresee this to be a large both you have rights in India as well as low and middle income countries, right?

Erez Israeli:	Yes, we have rights, but COVID no one knows what will happen. So we are preparing ourselves for a big opportunity and let us see what will happen because, it depends not just on the approval, but also how the pandemic will evolve in the next few months and quarters. So I wish I knew.

Shyam Srinivasan:	Does our trial also cover prophylactic use, in which case the used case could be larger or do we have to do something different for that?

Erez Israeli:	No, it is a prophylactic use.

Shyam Srinivasan:	Second question is on Suboxone film, I know we have been in the market for quite some time, but the brand still seems to be retaining like what about 25% market share, we are at 13%, I am just quoting IMS data what I can see, you know, should with the four to five generic shouldn't generic be higher, is do you think there is further room on Suboxone film?

Erez Israeli:	It very much depends on the patterns of the way this product is being prescribed and reimbursed. So the level of penetration of generics is going to be higher in the future. It is just slower than the other. By the way, I do see a higher market share than the number you shared now.

Shyam Srinivasan:	Erez, is it close to 20%, its?

Erez Israeli:	It is north of 20%.

Shyam Srinivasan	My last question is on China, anything that you can help us update in terms of what, how are we doing either? What will be your annual run rate? What is the product portfolio there? How many are we launching? Anything in terms of the tender systems? Any update on China, very helpful?

Erez Israeli:	So first of all, we are on track with China and also the performance in China is very positive on both the partnership that we have with KRRP as well as the products which are going to work with the GOP tenders. We are preparing to launch, so is to submit relatively larger numbers of the products for the GOP that potentially can be among the first to files and among the first to market. At this stage, more than 15 products for next year, this year, it will be probably less than 10 that eventually will be submitted and as you know, in the GOPs is normally a heavy cycle of two to three years. It depends on the nature of the products and we are targeting the approvals accordance to the timelines of those tenders. At the same time, our partnership is focusing on branded generics and this is growing very well and continue to grow in double-digit.

Dr. Reddy's Laboratories Limited

October 29, 2021

Moderator:	Thank you. The next question is from the line of Shrikant Akolkar from Asian Market Securities. Please go ahead.

Shrikant Akolkar:	So my first question is on Revlimid in Canada, so can you please talk about initial trends, like price erosion or market share there?

Erez Israeli:	No, I cannot speak yet on these terms primarily because, post-launch in Canada, there is a process in each one of the provincial state to get approval, so as you know in Canada, you are getting approval from the ministry of health and then you need to register in each one of the state. This is the process that you are in, so we did launch the product. It is a healthy launch, but we did not reach its potential and it will be once it will be approved in all the relevant provinces.

Moderator:	The next question is from the line of Charulata Gaidhani from Dalal and Broacha. Please go ahead.

Charulata Gaidhani:	Two questions, one, in terms of, the outlook in terms of biosimilars, when do you see it contributing meaningfully and by which year? And secondly during the quarter, there has been some licensing income as well as sale of rights income, so adjusted for that, how much would be the normalized EBITDA margin that Dr. Reddy's has on?

Erez Israeli:	So the first question, the biosimilars, I believe that calendar year of 2024, we will start to see more meaningful contributions and as we are now investing, the sale that we have especially in emerging markets, by building more capacity and indeed this is our business model and of course licensing in for the United States. So this is right now the model and this continues to be the model probably until the calendar 2024 or fiscal 2025. As for the margins, I am reiterating the famous 25-25, as we are sharing well, we are very much in that direction and it is coming faster than we anticipated, let us say, 3 years ago, so we are very close to that.

Charulata Gaidhani:	About your partnership with Fresenius Kabi?

Erez Israeli:	We are waiting for them to launch and to enjoy the profit.

Charulata Gaidhani:	But they have got the approval, right?

Erez Israeli:	Not that I am aware of, they should get it, but I don't think they have got it.

Charulata Gaidhani:	And regarding the EBITDA margin?

Erez Israeli:	I said that we are very close to the 25 EBITDA as well as 25 ROCE. We are getting closer to that and this is where I would like to see the company in the quarters and years to come.

Moderator:	Thank you. The next question from the line of Nitin Agarwal from DAM Capital. Please go ahead.

Dr. Reddy's Laboratories Limited

October 29, 2021

Nitin Agarwal:	On the Sputnik opportunity, if I were to get it right, you mentioned that the export opportunity for Sputnik should potentially open up in the second half of the year, now from a longevity of this opportunity, you see this essentially being FY22 opportunity or do you see it lasting much beyond 22 or the next, maybe more than a year or two years as you see it?

Erez Israeli:	It depends on what kind of booster policy countries will adopt. So at this stage and as we all know, COVID is evolving faster than we can plan, at this stage the export is either countries with lower level of vaccination. In the medium term, it is primarily about the booster, which of course depends on the booster protocol that which one of the country will adapt, especially the countries in the emerging markets, so it is yet to be seen, but this is an opportunity.

Nitin Agarwal:	And secondly, on our R&D now that you significantly reduced our specialty work, where are we spending currently our R&D dollars on? Which areas are the focus areas for us going forward?

Erez Israeli:	We are spending on our generic portfolio for the spaces in each one of the markets, mainly in United States, China, Europe, emerging markets, we are trying to globalize products, so we are developing products for more than one market, and if possible to all of the relevant market, which was the part of the productivity products, but this is in line of our core business. In addition to that, we are spending money on the biosimilars and recently, also on the COVID products as well as vaccines, specifically for India, Russia, certain clinically differentiated products, the money is also growing there and last but not least we are developing APIs as well as intermediates as part of that. There is a small group under a branch of Dr. Reddy’s, Aurigene discovery that is developing products for immuno-oncology with the business model in which we are taking some of the assets and licensing out in early stage and this is what is financing the products that we want one day to come to the market place and this is part of what I discussed before of horizon 2. The current business model of generic, branded generic and API will continue to be our main business for the time being. At the same time, we are building new businesses that will serve us in the next coming years, a part of it is coming by with investment and part of it is coming by self-financing of this specific group. So we want to create the growth of our core business as well as building the new franchises and maintain 25-25. This is the challenge that we took upon ourselves and so far we are in that direction.

Nitin Agarwal:	If we can squeeze in one last one, we talked about inorganic growth, so what are the areas that typically are top priorities for us from inorganic opportunity perspective?

Erez Israeli:	So these are primarily complimentary products for ourselves. This can help us grow in our spaces, that we did with the acquisitions of the products of Wockhardt at that time. So we all the time look primarily product assets, in each one of our spaces in India, Russia, United States, Europe, we are evaluating deals and as well as the emerging markets, which will be complimentary in nature and we are trying to leverage, of course, relatively comfortable financial situation that we have now.

Dr. Reddy's Laboratories Limited

October 29, 2021

Moderator:	Thank you. The next question is from the line of Kunal Dhamesha from Emkay Global. Please go ahead.

Kunal Dhamesha:	Again coming back to the Sputnik export opportunity, so from the economic whether export change anything, I mean, in terms of the whatever profit margin that we get for India versus the export, is it different or would it be same?

Erez Israeli:	Prices outside of India are currently higher than India.

Kunal Dhamesha:	And in terms of the quantities, it shall remain the same, 125 million people, so roughly 250 million doses.

Erez Israeli:	This is the current contract that we have with the RDIF is still the same. We are now trying just different outlet. It was meant primarily for India and this did not materialize the way it was designed originally. Now we are trying to find opportunities in the other places that we have discussed.

Kunal Dhamesha:	So we have a contracting place right now for export or not?

Erez Israeli:	We do have contracts for export in terms of places agreed that we can export the products.

Moderator:	Thank you. The next question is from the line of Sameer Baisiwala from Morgan Stanley. Please go ahead.

Sameer Baisiwala:	Erez, any updated thoughts on outpatient, health tech platform that you talked about? How is it progressing? What are the key milestones that you are looking out for?

Erez Israeli:	Yes, we launched it in July. It is going very nicely and we are now at the stage of upgrading it to 5 more cities in India as well as upgrading the digital platforms that is supporting it. The recruitment of the physicians is going well and it is a very interesting disruptive idea. Hopefully, it will continue to be in that way, but let us say the, the launch is encouraging.

Sameer Baisiwala:	And is it only towards the doctor consulting or is it also towards e-pharmacy and diagnostics, are you also expanding on that?

Erez Israeli:	It is end to end solution, including all of the above.

Sameer Baisiwala:	And one more, as far as biosimilars for regulated market is concerned, can you confirm how many do you have in phase three clinical? I thought there was one, Rituxan and over the next 12 to 24 months, how many more can enter into clinical trials phase?

Erez Israeli:	Phase three, we have one which is Rituximab. In the next period of time that you discuss, we will have four more.

Dr. Reddy's Laboratories Limited

October 29, 2021

Moderator:	Thank you. Ladies and gentlemen, that was the last question for today. I now hand the conference over to Mr. Amit Agarwal for closing comments.

Amit Agarwal:	Thank you all for joining us today for the earnings call. In case of any further queries, please reach out to the Investor Relations team. Thank you.

Moderator:	Thank you. On behalf of Dr. Reddy's Laboratories Limited, that concludes this conference. Thank you for joining us and you may now disconnect your lines.

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